Via EDGAR

CHECK-CAP BUILDING
ABBA HUSHI AVENUE
P.O. BOX 1271
ISFIYA, 30090
MOUNT CARMEL, ISRAEL

February 18, 2015

Amanda Ravitz, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:      Check-Cap Ltd.
Amendment No. 5 to Registration Statement on Form F-1 (No. 333-201250)
Filed on February 17, 2015

Dear Ms. Ravitz:

This letter responds to the letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated February 18, 2015 (the “Comment Letter”), to Guy Neev, Chief Executive Officer of Check-Cap Ltd. (the “Company”), regarding Amendment No. 5 to the Registration Statement on Form F-1 (No. 333-201250) (the “Registration Statement”) filed by the Company on February 17, 2015. Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Registration Statement.

Long Term Incentive Warrants, page 140

1.           We note your disclosure that only a beneficial owner of your ordinary shares that is an “original purchaser” of units in the offering is entitled to receive the Long Term Incentive Warrants. Please disclose how an investor will be able to determine that they are an “original purchaser” in connection with their purchase. For example, how will an investor know that the broker from whom they purchase units in the initial public offering is part of the underwriting selling group such that they will be entitled to receive the Long Term Incentive Warrants.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 140 of the Registration Statement to explain that between the pricing and closing of the initial public offering, the representative of the underwriters will communicate with each of the underwriters and selling group members in the syndicate in order to determine the final list of purchasers who were allocated units in the initial public offering.  The representative of the underwriters will send the list of original purchasers of the units, along with the relevant contact information of each purchaser including mailing address, to the Company.  After the closing of the initial public offering, the Company will instruct its transfer agent to prepare a Long Term Incentive Warrant in certificated form for each original purchaser set forth on the list provided by the representative to the underwriters.  The transfer agent will prepare and mail the Long Term Incentive Warrant certificates to each of the original purchasers, along with a notice prepared by the Company informing them that they were original purchasers in the initial public offering and will state the details set forth in the prospectus that each original purchaser must take in order to vest in the Long Term Incentive Warrants.  The notice will also provide contact information, including a telephone number and email address, for the transfer agent and the Company for original purchasers who require assistance in completing the necessary steps to vest in the Long Term Incentive Warrants.

Ms. Amanda Ravitz, Assistant Director
Securities and Exchange Commission
February 18, 2015

2.           Briefly describe the reasons why you are granting the Long Term Incentive Warrants and the purposes they are intended to accomplish, including the purposes of the 120-day direct registration feature, inability to transfer IPO shares without forfeiture of all or a portion of the Long Term Incentive Warrants and the two-year holding period.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 142 of the Registration Statement to explain that the Company decided to grant the Long Term Incentive Warrants to purchasers of units in this offering in order to make the offering more attractive to potential investors.  The purpose of the Long Term Incentive Warrants is to encourage long term (in this case at least one or two years) investment in the ordinary shares of the Company.  The Company believes that the risk of forfeiture of all or a portion of a holder’s Long Term Incentive Warrants if such holder transfers all or a portion of the ordinary shares underlying the units purchased by such holder in this offering prior to the second anniversary of the closing date of this offering will provide such holder with the incentive not to transfer such shares.  The purpose of the 120-day direct registration feature is to enable the Company to keep track of the ultimate beneficial holders of its ordinary shares so that only the original purchasers of units in this offering are eligible to exercise the Long Term Incentive Warrants.

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at 972-4-830-3401. In addition, please contact Mitchell S. Nussbaum or Angela M. Dowd of Loeb & Loeb LLP at (212)407-4159 or (212)407-4097, respectively, if you have any questions or require additional information.

Sincerely,

CHECK-CAP LTD.

/s/ Guy Neev______________
Name:         Guy Neev
Title:           Chief Executive Officer